SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13D

Under the Securities Exchange Act of 1934

MEXICAN RESTAURANTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

     14712P104
(CUSIP Number)

Richard G. Boswinkle
Kilpatrick Stockton LLP
Suite 2800
1100 Peachtree Street NE
Atlanta, Georgia 30309
(404) 815-6500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 11, 2001

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box        [_]

SCHEDULE 13D

CUSIP No. 14712P104			Page 1 of 10
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tex-Mex Partners, L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) /X/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OR ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	376,487
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	376,487
		SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,487 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.63%
14.	TYPE OF REPORTING PERSON* 00

SCHEDULE 13D

CUSIP No. 14712P104			Page 2 of 10
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Textor Second Tier Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) /X/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OR ORGANIZATION State of Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	232,000
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	232,000
		SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.57%
14.	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 14712P104			Page 3 of 10
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Textor Second Tier, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) /X/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OR ORGANIZATION State of Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	232,000
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	232,000
		SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.57%
14.	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 14712P104			Page 4 of 10
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Textor First Tier, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) /X/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OR ORGANIZATION State of Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	232,000
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	232,000
		SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.57%
14.	TYPE OF REPORTING PERSON* C0

SCHEDULE 13D

CUSIP No. 14712P104			Page 5 of 10
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Textor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) /X/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OR ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	608,487
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	608,487
		SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,487 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.57%
14.	TYPE OF REPORTING PERSON* IN

Item 1.

Security and Issuer.

This Amendment No. 1 amends as set forth herein the Statement on Schedule 13D dated March 5, 1998 of Tex-Mex Partners, L.C. (“Tex-Mex”) with respect to the common stock (the “Common Stock”) issued by Mexican Restaurants, Inc. (the “Company”).

Item 2.	Identity and Background.

Item 2 is hereby amended by adding the following:

“Textor Second Tier Limited Partnership is a Nevada limited partnership (“Second LP”) of which Textor Second Tier, Inc., a Nevada corporation (“Second GP”), is the general partner. Textor First Tier, Inc., a Nevada corporation (“First Tier Inc.”), is the sole shareholder of Second GP. Mr. Textor is the sole shareholder of First Tier Inc. The principal business address of each of Second LP, First Tier Inc., and Second GP, is 300 Clematis Street, Third Floor, West Palm Beach, Florida 33401.

The principal business of Second LP is as a holding company for private equity investments and publicly traded securities. The principal business of Second GP is as the general partner of Second LP. The principal business of First Tier Inc. is as the general partner of Textor First Tier Limited Partnership and as the sole shareholder of Second GP.”

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

“In March 2000, funds in the aggregate amount of $761,250 were used by Second LP to purchase an aggregate of 222,000 shares of Common Stock through brokers in the open market. The source of fund used by Second LP in acquiring the Common Stock was the working capital of Second LP.

On January 11, 2001, funds in the aggregate amount of $24,375 were used by Second LP to purchase an aggregate of 10,000 shares of Common Stock (the “Shares”) through brokers in the open market. The source of funds used by Second LP in acquiring the Shares was the working capital of Second LP.”

Item 4.	Purpose of the Transaction. Item 4 is hereby amended by adding the following:

“The Shares have been acquired for, and are being held for, investment purposes. Mr. Textor and each of the persons filing this Amendment No. 1 currently intend to acquire a significant equity position in the Company and may seek to acquire control of the Company, although they have not formulated any specific plan or proposal in this regard and there can be no assurance that any such plan or proposal will be developed or as to the terms or the timing of any such plan or proposal. Any such plan or proposal that may be formulated could involve seeking representation on the Company’s Board of Directors, making a tender offer for some or all of the Common Stock, by themselves or in connection with others, or proposing a business combination transaction to the Company. Such persons, either alone or in connection with others, may make additional purchases of securities of the Company, including without limitation Common Stock, either in the open market or in private tranactions, depending on each of their evaluations of the Company’s business, prospects and financial condition, the market for Common Stock, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Second GP, on behalf of Second LP as its general partner, may decide to sell all or part of the Shares, although it has no current intention to do so. Mr. Textor intends to discuss these matters with the management of the Company and may enter into similar discussions with third parties.

Other than as set forth above and as of the date of this Amendment No. 1, none of the persons reporting herein has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except as set forth above; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any change in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.”

Item 5.

Interest in Securities of the Issuer.

Item 5 is hereby deleted in its entirety and restated as follows:

“As of the date hereof, Tex-Mex has the right to acquire, pursuant to the warrants it has acquired from the Company and Mr. Forehand, up to 376,487 shares of Common Stock (the “Warrants”). As a result of the rights created by the Warrants, Tex-Mex has beneficial ownership, sole voting power and sole dispositive power with respect to 376,487 shares of Common Stock, constituting approximately 9.63% of the 3,532,305 outstanding shares of Common Stock.

As of the date hereof, Second LP has record ownership, beneficial ownership, sole voting power and sole dispositive power of 232,000 shares of Common Stock. The Shares were acquired in various transactions occurring within the last 60 days as follows:

Date of Purchase 01/11/2001	Number of Shares 10,000	Purchase Price $2.4375

As of the date hereof, each of First Tier Inc. and Second GP have sole voting power and sole dispositive power of 232,000 shares of Common Stock by virtue of being the sole shareholder and the general partner, respectively, of Second LP. As such, First GP and Second Tier Inc. may be deemed to have beneficial ownership of such shares, constituting approximately 6.57% of the 3,532,305 outstanding shares of Common Stock, and each disclaims any beneficial ownership in such shares of Common Stock.

As of the date hereof and by virtue of the Warrants, Mr. Textor has sole voting power and sole dispositive power of 376,487 shares of Common Stock and may be deemed to have beneficial ownership with respect to such number of shares of Common Stock. Additionally, Mr. Textor, by virtue of being the indirect sole shareholder of the general partner of Second LP, has sole voting power and sole dispositive power with respect to the 232,000 shares of Common Stock of which Second LP is the record owner and may be deemed to have beneficial ownership with respect to such number of shares of Common Stock. As a result, Mr. Textor may be deemed to have beneficial ownership of Common Stock which constitutes approximately 15.57% of the outstanding shares of Common Stock. Mr. Textor hereby disclaims any beneficial ownership in shares of Common Stock with respect to the Warrant in excess of his actual pecuniary interest in Tex-Mex, Second LP and the Director Options.

Other than as specified above, none of the persons reporting on this Amendment No. 1 has acquired, disposed of, or engaged in any other transaction with respect to the Common Stock during the past 60 days.”

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

“Reference is made to Items 3 and 4 hereof, as amended. Except as described therein, none of Tex-Mex, Mr. Textor, Second GP or First Tier Inc. has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any of the securities of the Company.”

Item 7.	Material to be Filed as Exhibits. Exhibit 3 Joint Filing Agreement Pursuant to Rule 13d-1(k).

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2001

TEX-MEX PARTNERS, L.C. By: /s/ John C. Textor Name: John C. Textor Its: Managing Partner
TEXTOR SECOND TIER LIMITED PARTNERSHIP By: TEXTOR SECOND TIER, INC. Its: General Partner By: /s/ John C. Textor Name: John C. Textor Its: President
TEXTOR SECOND TIER, INC. By: /s/ John C. Textor Name: John C. Textor Its: Managing Member
TEXTOR FIRST TIER, INC. By: /s/ John C. Textor Name: John C. Textor Its: President
/s/ John C. Textor By: John C. Textor